UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N‑8F
APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
HAS CEASED TO BE AN INVESTMENT COMPANY
Dated: July 19, 2018

I.    General Identifying Information
1.    Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
[x]    Merger
[ ]    Liquidation
[ ]    Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
[ ]    Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.    Name of fund: Claymore Exchange-Traded Fund Trust
At the time of the Merger, each existing series of Claymore Exchange-Traded Fund Trust was as follows:
Guggenheim BRIC ETF
Guggenheim Defensive Equity ETF
Guggenheim Dow Jones Industrial Average® Dividend ETF
Guggenheim Insider Sentiment ETF
Guggenheim Mid-Cap Core ETF
Guggenheim Multi-Asset Income ETF
Guggenheim Raymond James SB-1 Equity ETF
Guggenheim S&P Spin-Off ETF
Wilshire Micro-Cap ETF
Wilshire US REIT ETF
Guggenheim S&P Global Dividend Opportunities Index ETF
Guggenheim BulletShares 2018 Corporate Bond ETF
Guggenheim BulletShares 2019 Corporate Bond ETF
Guggenheim BulletShares 2020 Corporate Bond ETF
Guggenheim BulletShares 2021 Corporate Bond ETF

Guggenheim BulletShares 2022 Corporate Bond ETF
Guggenheim BulletShares 2023 Corporate Bond ETF
Guggenheim BulletShares 2024 Corporate Bond ETF
Guggenheim BulletShares 2025 Corporate Bond ETF
Guggenheim BulletShares 2026 Corporate Bond ETF
Guggenheim BulletShares 2027 Corporate Bond ETF
Guggenheim BulletShares 2018 High Yield Corporate Bond ETF
Guggenheim BulletShares 2019 High Yield Corporate Bond ETF
Guggenheim BulletShares 2020 High Yield Corporate Bond ETF
Guggenheim BulletShares 2021 High Yield Corporate Bond ETF
Guggenheim BulletShares 2022 High Yield Corporate Bond ETF
Guggenheim BulletShares 2023 High Yield Corporate Bond ETF
Guggenheim BulletShares 2024 High Yield Corporate Bond ETF
Guggenheim BulletShares 2025 High Yield Corporate Bond ETF
Guggenheim Ultra Short Duration ETF
3.    Securities and Exchange Commission File No.:
811-21906
4.    Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
[x]    Initial Application    [ ]    Amendment
5.    Address of Principal Executive Office (include No. & Street, City, State Zip Code):
227 West Monroe Street
        Chicago, Illinois 60606

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Jeremy Senderowicz
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036-6797
(212) 641-5669

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Guggenheim Funds Investment Advisors, LLC (records relating to its functions as investment adviser)

        227 West Monroe Street
Chicago, Illinois 60606
(312) 827-0100

Guggenheim Partners Investment Management, LLC (records relating to its functions as investment sub-adviser for Wilshire US REIT ETF and Guggenheim Ultra Short Duration ETF only)

        100 Wilshire Boulevard, Suite 500
Santa Monica, California 90401
(310) 576-1270

MUFG Investor Services (US), LLC (records relating to its functions as administrator)

805 King Farm Boulevard, Suite 600
Rockville, Maryland 20850
(240) 614-4821

The Bank of New York Mellon (records relating to its functions as custodian, fund accountant and transfer agent)

        101 Barclay Street
New York, New York 10286
(718) 315-4311

Guggenheim Funds Distributors (records relating to its functions as principal underwriter)

227 West Monroe Street
Chicago, Illinois 60606
(312) 357-0287

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[x]	Management company

[ ]	Unit investment trust; or

[ ]	Face‑amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[x]	Open‑end [ ] Closed‑end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Guggenheim Funds Investment Advisors, LLC
        227 West Monroe Street
Chicago, Illinois 60606

Guggenheim Partners Investment Management, LLC (investment sub-adviser for Wilshire US REIT ETF and Guggenheim Ultra Short Duration ETF only)
100 Wilshire Boulevard, Suite 500
Santa Monica, California 90401

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
Guggenheim Funds Distributors, LLC
227 West Monroe Street
Chicago, Illinois 60606

13.    If the fund is a unit investment trust (“UIT”) provide:
(a)    Depositors’ name(s) and address(es):
Not applicable.
(b)    Directors’ name(s) and address(es):
Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
[ ]    Yes        [x]    No
If Yes, for each UIT state (name, file no. and business address):

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x]	Yes [ ] No
If Yes, state the date on which the board vote took place:
November 15, 2017
If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[x]    Yes        [ ]    No

If Yes, state the date on which the shareholder vote took place:
February 16, 2018; March 16, 2018; March 26, 2018; April 10, 2018; and May 1, 2018.
If No, explain:

II.    Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[x]	Yes [ ] No
(a)    If Yes, list the date(s) on which the fund made those distributions:
April 6, 2018 and May 18, 2018.
(b)    Were the distributions made on the basis of net assets?
[x]    Yes        [ ]    No
(c)    Were the distributions made pro rata based on share ownership?
[x]    Yes        [ ]    No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)    Liquidations only:
Not applicable.
Were any distributions to shareholders made in kind?
[ ]    Yes        [ ]    No
If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.    Closed-end funds only:
Not applicable.
Has the fund issued senior securities?
[ ]    Yes        [ ]    No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:
18.    Has the fund distributed all of its assets to the fund’s shareholders?
[x]    Yes        [ ]    No
If No,
(a)    How many shareholders does the fund have as of the date this form is filed?
(b)    Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
[ ]    Yes        [x]    No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III.    Assets and Liabilities
20.    Does the fund have any assets as of the date this form is filed?
[ ]    Yes        [x]    No
If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

21.	Does the fund have any outstanding debts (other than face‑amount certificates if the fund is a face‑amount certificate company) or any other liabilities?

[ ]	Yes [x] No
If Yes,

(a)	Describe the type and amount of each debt or other liability:
(b)    How does the fund intend to pay these outstanding debts or other liabilities?

IV.    Information About Event(s) Leading to Request For Deregistration
22.    (a)    List the expenses incurred in connection with the Merger or Liquidation*:
(i)    Legal expenses:     $1,255,328
(ii)    Accounting expenses: $53,250
(iii)    Other expenses (list and identify separately):
Proxy Expenses:        $9,126,183
Insurance Expenses:        $596,700
Trustee Expenses:        $84,598
Miscellaneous Expenses:     $250,623 (estimate)
(iv)    Total expenses (sum of lines (i) - (iii) above): $11,366,682 (estimate)

*
The expense information presented reflects aggregate expenses incurred in connection with the reorganization of each series of Claymore ETF Trust, and its affiliated registered investment companies, Claymore ETF Trust 2 and Rydex ETF Trust, into corresponding series of Invesco Exchange Traded Fund Trust (formerly, PowerShares Exchange-Traded Fund Trust), Invesco Exchange-Traded Fund Trust II (formerly, PowerShares Exchange-Traded Fund Trust II), Invesco Exchange-Traded Self-Indexed Fund Trust (formerly, PowerShares Exchange-Traded Self-Indexed Fund Trust) and Invesco Actively Managed Exchange-Traded Fund Trust (formerly, PowerShares Actively Managed Exchange-Traded Fund Trust), as applicable.

(b)    How were those expenses allocated?
All expenses were allocated to Guggenheim Funds Investment Advisors, LLC and/or its affiliates, and Invesco PowerShares Capital Management, LLC (the investment adviser to the Funds surviving the Merger) and/or its affiliates. No such expenses were allocated to the Claymore Exchange-Traded Fund Trust.
(c)    Who paid those expenses?
See above.
(d)    How did the fund pay for unamortized expenses (if any)?
Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
[ ]    Yes        [x] No
If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business
24.    Is the fund a party to any litigation or administrative proceeding?
[ ]    Yes        [x]    No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
[ ]    Yes        [x]    No
If Yes, describe the nature and extent of those activities:
VI.    Mergers Only
26.    (a)    State the name of the fund surviving the Merger:
Invesco Exchange-Traded Fund Trust
Invesco BRIC ETF
Invesco Dow Jones Industrial Average Dividend ETF
Invesco Insider Sentiment ETF
Invesco Zacks Mid-Cap ETF
Invesco Zacks Multi-Asset Income ETF
Invesco Raymond James SB-1 Equity ETF
Invesco S&P Spin-Off ETF
Invesco Wilshire Micro-Cap ETF
Invesco Wilshire US REIT ETF

Invesco Exchange-Traded Fund Trust II
Invesco S&P Global Dividend Opportunities Index ETF

Invesco Actively Managed Exchange-Traded Fund Trust
Invesco Ultra Short Duration ETF

Invesco Exchange-Traded Self-Indexed Fund Trust
Invesco BulletShares 2018 Corporate Bond ETF
Invesco BulletShares 2019 Corporate Bond ETF
Invesco BulletShares 2020 Corporate Bond ETF
Invesco BulletShares 2021 Corporate Bond ETF
Invesco BulletShares 2022 Corporate Bond ETF
Invesco BulletShares 2023 Corporate Bond ETF
Invesco BulletShares 2024 Corporate Bond ETF
Invesco BulletShares 2025 Corporate Bond ETF
Invesco BulletShares 2026 Corporate Bond ETF
Invesco BulletShares 2027 Corporate Bond ETF
Invesco BulletShares 2018 High Yield Corporate Bond ETF
Invesco BulletShares 2019 High Yield Corporate Bond ETF

Invesco BulletShares 2020 High Yield Corporate Bond ETF
Invesco BulletShares 2021 High Yield Corporate Bond ETF
Invesco BulletShares 2022 High Yield Corporate Bond ETF
Invesco BulletShares 2023 High Yield Corporate Bond ETF
Invesco BulletShares 2024 High Yield Corporate Bond ETF
Invesco BulletShares 2025 High Yield Corporate Bond ETF
Invesco Defensive Equity ETF

(b)    State the Investment Company Act file number of the fund surviving the Merger:
Invesco Exchange-Traded Fund Trust:                 811-21265
Invesco Exchange-Traded Fund Trust II:             811-21977
Invesco Actively Managed Exchange-Traded Fund Trust:     811-22148
Invesco Exchange-Traded Self-Indexed Fund Trust:         811-23304

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
A copy of the final Agreement and Plan of Reorganization, as executed, was filed as Exhibit 4 to Post-Effective No. 1 to the Registration Statement on Form N-14 of each of Invesco Exchange Traded Fund Trust (File No. 333-221696), Invesco Exchange-Traded Fund Trust II (File No. 333-221698), Invesco Actively Managed Exchange-Traded Fund Trust (File No. 333-147622) and Invesco Exchange-Traded Self-Indexed Fund Trust (File No. 333-221702), each as filed with the Commission on April 26, 2018.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Claymore Exchange-Traded Fund Trust (ii) he is the President and Chief Executive Officer of Claymore Exchange-Traded Fund Trust and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Brian E. Binder
Brian E. Binder